Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to its shareholders and to the market at large that on September 4, 2015, the Superintendencia de Bancos e Instituciones Financieras (“SBIF”), the competent regulatory authority in Chile, approved the merger of the operations of Banco Itaú Chile (“BIC”) and CorpBanca, which will be implemented as a merger of BIC with and into CorpBanca (“Merger”), resulting in an ownership by Itaú Unibanco of 33.58% of the shares of the merged bank. The bank resulting from the Merger shall be controlled by Itaú Unibanco and its corporate name shall be Itaú CorpBanca.

The Merger shall occur between January 1, 2016 and May 2, 2016 and Itaú CorpBanca shall be the legal successor of BIC and assume all of its assets, liabilities, rights, obligations and licenses. Itaú CorpBanca shall operate in Chile, as well as in any other countries in which it develops its activities, under the “Itaú” trademark.

With such SBIF approval, in addition to the other regulatory approvals obtained in Brazil, Colombia and Panama, the Merger has been authorized by all competent authorities.

Itaú Unibanco takes this opportunity to reiterate, with this transaction, its commitment to the creation of long-term shareholder value.

São Paulo, September 5, 2015.

MARCELO KOPEL
Investor Relations Officer